FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month February 2015 No. 1

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 2310502
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

On February 12, 2015 the registrant and FLIR Systems Announces they Partner to Deliver Next Generation Commercial Infrared Technology

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: February 12, 2015	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

TowerJazz and FLIR Systems Partner to Deliver Next Generation Commercial Infrared Technology
Novel micro thermal pixels arrays enable increased resolution, performance, and scalable manufacturing to address broad commercial markets, as demonstrated at CES

NEWPORT BEACH, CA and WILSONVILLE, OR, February 12, 2015 – TowerJazz (NASDAQ: TSEM, TASE: TSEM), the global specialty foundry leader, and FLIR Systems, Inc. (NASDAQ: FLIR) a world leader in the design, manufacture, and marketing of sensor systems, announced today their partnership to deliver next generation infrared (IR) technology to smartphone, security, industrial and other markets.

FLIR is partnering with TowerJazz to manufacture this next generation infrared (IR) technology. “The partnership between TowerJazz and FLIR has been excellent.  Together, we have rapidly implemented a state of the art manufacturing capability in Newport Beach, CA. The Newport Beach site can facilitate commercial, ITAR (International Traffic in Arms Regulations), and more recently Category 1A & 1B “Trusted” services through our subsidiary, Jazz Semiconductor Trusted Foundry (JSTF), as accredited by the U.S. Department of Defense. In particular, we developed an industry leading capability for advanced micro thermal pixel array production,” said David Howard, Executive Director and Fellow, TowerJazz.

These micro thermal pixel arrays include novel, high density pixels that enable FLIR to offer more powerful sensors with higher resolution in compact form factors. “When we combine the micro thermal arrays with integrated FLIR wafer level optics, software and MSX technology with TowerJazz process and manufacturing capability, we are able to deliver breakthrough product performance and value,” said Tom Surran, Chief Operations Officer – FLIR Systems

About FLIR Systems
FLIR Systems, Inc. is a world leader in the design, manufacture, and marketing of sensor systems that enhance perception and awareness. FLIR's advanced systems and components are used for a wide variety of thermal imaging, situational awareness, and security applications, including airborne and ground-based surveillance, condition monitoring, navigation, recreation, research and development, manufacturing process control, search and rescue, drug interdiction, transportation safety, border and maritime patrol, environmental monitoring, and chemical, biological, radiological, nuclear, and explosives (CBRNE) threat detection. For more information, visit FLIR's web site at www.FLIR.com.

Forward-Looking Statements
The statements in this release by Tom Surran and the other statements in this release about the products described above are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are based on current expectations, estimates, and projections about FLIR's business based, in part, on assumptions made by management. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements due to numerous factors, including the following: the ability to manufacture and deliver the systems referenced in this release, changes in pricing of FLIR's products, changing demand for FLIR's products, product mix, the impact of competitive products and pricing, constraints on supplies of critical components, excess or shortage of production capacity, the ability of FLIR to manufacture and ship products in a timely manner, FLIR's continuing compliance with U.S. export control laws and regulations, and other risks discussed from time to time in FLIR's Securities and Exchange Commission filings and reports. In addition, such statements could be affected by general industry and market conditions and growth rates, and general domestic and international economic conditions.Such forward-looking statements speak only as of the date on which they are made and FLIR does not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of this release, or for changes made to this document by wire services or Internet service providers.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) and its fully owned U.S. subsidiary Jazz Semiconductor, Inc. operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures integrated circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, integrated power management (BCD and 700V), and MEMS. TowerJazz also provides a world-class design enablement platform for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies that need to expand capacity. Probably want to mention aerospace and defense market stuff…

To provide multi-fab sourcing and extended capacity for its customers, TowerJazz operates two manufacturing facilities in Israel (150mm and 200mm), one in the U.S. (200mm) and three additional facilities in Japan (two 200mm and one 300mm) through TowerJazz Panasonic Semiconductor Co. (TPSCo), established with Panasonic of which TowerJazz has the majority holding. Through TPSCo, TowerJazz provides leading edge 45nm CMOS, 65nm RF CMOS and 65nm 1.12um pixel technologies.  For more information, please visit www.towerjazz.com and www.tpsemico.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect TowerJazz’s business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC, respectively. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

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TowerJazz US Company Contact: Lauri Julian | +1-949-280-5602 | lauri.julian@towerjazz.com
TowerJazz Investor Relations Contact: Noit Levi | +972-4-604-7066 | noit.levi@towerjazz.com
FLIR Media Contact: Haley Ellison | 503-919-0696 | Haley.Ellison@flir.com
FLIR Investor Relations Contact: Shane Harrison | 503-498-3547 | Shane.Harrison@flir.com